Ms. Suzanne Hayes	Westpac Place
Assistant Director	Level 19, 275 Kent Street
Division of Corporation Finance	Sydney NSW 2000
United States Securities and Exchange Commission	TEL +61 2 8253 2624
100 F Street, N.E.
Washington, D.C. 20549

July 12, 2013

Dear Ms. Hayes

Westpac Banking Corporation

Form 20-F for the Fiscal Year Ended September 30, 2012

Filed November 13, 2012

File no. 001-10167

We are writing to respond to your letter, dated June 14, 2013 (the “Comment Letter”), setting forth the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac Banking Corporation’s (“Westpac”) Form 20-F for the fiscal year ended September 30, 2012 (File No. 001-10167) filed with the Commission on November 13, 2012 (the “Form 20-F”).

For your convenience, the Staff’s comments on the Form 20-F have been reproduced below in bold text and are followed by our responses to the comments in plain text.

Form 20-F for the Fiscal Year Ended September 30, 2012

Information on Westpac, page 6

1.              In future filings please include, if applicable, a description of the seasonality of your company’s business. In this regard, we note your statement on page 90 that one of your key movements in assets was partially affected by an “increase in interbank lending due to seasonal trends.” Please refer to Item 4.B.3. of Form 20-F.

There are seasonal elements in some of Westpac’s business activities. These include a higher incidence of insurance claims over summer months due to natural disasters and a tendency for an increase in bad debts in the post-Christmas period due to high consumer spending patterns. However, we do not consider the impacts of these seasonal factors to be material to Westpac’s financial position or performance.  Relevantly, Westpac’s main businesses, including lending and deposit taking, are not materially impacted by seasonal factors.

2.              With respect to your statement that the PPSA has introduced fundamental changes to the treatment of security interests in personal property, please describe the fundamental changes that are likely to have a material impact on your business.

Prior to PPSA reform, the legislative regime governing registration of various forms of security interest over personal property was set out in a combination of Commonwealth, State and Territory laws. The PPSA regime has introduced a single Commonwealth regime for registration of security interests with respect to personal property (not including interests in land and real property and a number of other less significant carve outs, eg certain State-based regimes for taking security over licenses).  Registration of a security interest in the Personal Property Security Register (established under the PPSA) has now replaced most of the former Commonwealth, State and Territory registration regimes.  These changes are significant, and fundamental in so far as they identify new forms of registrable security interests in personal property, regulate the way security interests in personal property are registered and determine priorities between competing creditors.  However, operating within the PPSA regime will not have a material impact on Westpac (and in many respects will deliver practical benefits in bringing together in a single register security interests in personal property that were previously recorded in multiple registers).  Westpac’s implementation of the changes to accommodate the PPSA is now complete.

3.              Similarly, describe the proposed changes to APRA’s crisis management powers.

A summary of the proposed changes to APRA’s crisis management powers was set out on page 19.  At the time of filing our Form 20-F, the proposals had been released in a consultation paper form only.   The comment period for that consultation paper is now closed.  We will include an update on developments in the finalisation of proposals together with details of any identified material impacts in future filings.

Risk and Risk Management, page 113

Reputational damage could harm our business and prospects, page 117

4.              Publicly-available information indicates that you have correspondent banking relationship with Byblos Bank, which operates in Sudan and Syria. Sudan and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Sudan and/or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and/or Syria, whether through direct or indirect arrangements. Your response should describe any funds, services, or support you have provided into Sudan and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Westpac does not have and does not anticipate having, a physical presence in Sudan or Syria.  Further, Westpac has no banking relationships with financial institutions in Sudan or Syria nor does Westpac have any agreements, arrangements or other contact with the Governments of Sudan or Syria. Westpac establishes its correspondent banking relationships on a branch or subsidiary basis and Westpac’s correspondent banking relationship with Byblos Bank is limited to its branch in Lebanon.

Westpac is committed to full conformance with the sanctions regimes of the jurisdictions in which it operates, including US laws where relevant, and has comprehensive policies, procedures and training in place to ensure compliance.  When assessing whether transactions are to be initiated or processed, Westpac adheres to the sanctions regimes applicable to the transaction and has rigorous processes and controls in place in this regard.

In relation to its correspondent banking relationships, Westpac undertakes thorough due diligence prior to the commencement of these relationships regardless of whether the entity appears on any designated list. Following this, any proposed expansion of a correspondent banking relationship to a bank’s other branches and subsidiaries is subject to separate due diligence. Westpac has controls in place to manage its correspondent banking relationship with the Lebanon branch of Byblos Bank. Byblos Bank does not currently appear on any relevant designated list for sanctions purposes.

Off-Balance Sheet Arrangements, page 125

5.              Please revise your disclosure to include a discussion of material off-balance sheet arrangements, including the information specified in Item 5.E.1(a)-(d) of Form 20-F.

We believe that the following notes to our financial statements together address the disclosure requirements of Item 5.E.1(a)-(d): Note 35 Superannuation commitments, Note 36 Contingent liabilities, contingent assets and credit commitments and Note 37 Fiduciary activities. The section captioned “Off-balance sheet arrangements” on page 125 included a cross reference to Notes 35 and 37, but inadvertently omitted a cross reference to Note 36, which sets out details of Westpac’s off balance sheet risk-related financial instruments, such as letters of credit and financial guarantees.  We will include a cross-reference to this Note in future filings.

Other than the matters described in Notes 35-37, Westpac does not have any other material off-balance sheet arrangements.

Other Westpac Business Information, page 126

Related Party Disclosures, page 127

6.              We note your statement that loans made to related parties are made on the same terms and conditions as apply to “other employees and certain customers.” However, Note 40 to your financial statements states that related party loans are made at “arm’s length basis in the normal course of business and on commercial terms and conditions.” Please revise your disclosure to clarify whether related-party loans are made at arm’s length on terms generally available to your customers, or whether they are made on special terms available only to your employees and certain customers.

Terms and conditions vary between different loan products to reflect product-specific characteristics. Not all products are available to all customers. Various factors, such as risk profile of the customer, determine the products available to them. The loan product offered to Directors and other key management personnel is one of a number of loan products available to our customers.

The disclosure on page 127 confirms that the terms and conditions of loans provided to Directors and other key management personnel are equivalent to the terms and conditions of loans available to customers who meet the appropriate criteria and are offered and choose an equivalent product.  For clarity, these terms are offered on an arm’s length basis in the normal course of business and on commercial terms and conditions.

To remove confusion we will amend the disclosures in future filings, commencing with the Form 20-F for the year ending September 30, 2013, to ensure consistency in the terminology used.

Signatures, page 313

7.              In future filings include the title of the signing officer to your signature page. Please refer to Form 20-F.

We confirm that we will include the title of the signing officer in our future filings.

*   *   *   *

Westpac acknowledges that:

•                  Westpac is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•                  Westpac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to the foregoing, please do not hesitate to contact me at +61 2 8253 2624 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Yours sincerely

Westpac Banking Corporation

/s/ Peter King
Peter King
Acting Chief Financial Officer

cc:	Paddy Rennie, Westpac Banking Corporation
Alan H. Paley, Debevoise & Plimpton LLP